UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                PXRE GROUP LTD.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G73018106
                         ----------------------------
                                (CUSIP Number)


                       Reservoir Capital Partners, L.P.
                      Reservoir Capital Master Fund, L.P.
                     Reservoir Capital Management, L.L.C.
                        Reservoir Capital Group, L.L.C.
                      c/o Reservoir Capital Group, L.L.C.
                        650 Madison Avenue, 26th Floor
                           New York, New York 10022
                          Attention: General Counsel
                                (212) 610-9000

                                      and
                        RER Reinsurance Holdings, L.P.
                          777 Main Street, Suite 2250
                            Fort Worth, Texas 76102
                                (817) 820-6600

                                      and
                             Richard E. Rainwater
                          777 Main Street, Suite 2250
                             Fort Worth, TX 76102
                                (817) 820-6600


------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                March 31, 2005
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                            Reservoir Capital Partners, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Delaware
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 2,506,371 (1)
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                          0
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                              2,506,371 (1)
                                     ----------- ---------------------------------------------------------------------

                                          10     SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,936,576 (2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.4%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------

1. Includes 1,024,679 Common Shares, par value $1.00 per share ("Common Shares") issuable upon conversion of 1,359.749 Preferred Shares, par value $1.00 per share ("Preferred Shares"), 1,353,197 Common Shares issuable upon conversion of an equal number of Convertible Common Shares, par value $1.00 per share ("Convertible Common Shares") and 128,495 Common Shares held by Reservoir Capital Partners, L.P. ("Reservoir Partners"). Assumes conversion of all Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $13.27 per share.

2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z Financial Services Fund II, L.P., Capital Z Financial Services Private Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z

Management, LLC (collectively, "Capital Z"), SAB Capital Partners, L.P., SAB Capital Partners II, L.P., SAB Overseas Fund, Ltd., SAB Capital Advisors, L.L.C. (collectively "SAB"), RER Reinsurance Holdings, L.P. or Richard E. Rainwater (collectively, "RER").


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                          Reservoir Capital Master Fund, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Cayman Islands
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 421,873 (1)
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                          0
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                              421,873 (1)
                                     ----------- ---------------------------------------------------------------------

                                          10     SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,936,576 (1) (2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.4%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------

1. Includes 172,376 Common Shares issuable upon conversion of 228.743 Preferred Shares, 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares and 21,855 Common Shares held by Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund"). Assumes conversion of all Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $13.27 per share.

2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z, SAB or RER.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                              Reservoir Capital Group, L.L.C.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Delaware
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 8,332
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                          2,936,576 (1)
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                              8,332
                                     ----------- ---------------------------------------------------------------------

                                          10     SHARED DISPOSITIVE POWER

                                                 2,936,576 (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,936,576 (1)(2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.4%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
------------- --------------------------------------------------------------------------------------------------------

1. Includes 1,024,679 and 172,376 Common Shares issuable upon conversion of 1,359.749 and 228.743 Preferred Shares held by Reservoir Partners and Reservoir Master Fund, respectively; 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners and Reservoir Master Fund, respectively; 5,000 restricted Common Shares and options exercisable within 60 days to purchase 3,332 Common Shares held by Reservoir Capital Group, L.L.C. ("Reservoir Group"); 128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Assumes conversion of all Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $13.27 per share.
2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z, SAB or RER.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                         Reservoir Capital Management, L.L.C.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Delaware
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 0
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                          2,936,576 (1)
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                              0
                                     ----------- ---------------------------------------------------------------------

                                          10     SHARED DISPOSITIVE POWER

                                                 2,936,576 (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,936,576 (1)(2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.4%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
------------- --------------------------------------------------------------------------------------------------------

1. Includes 1,024,679 and 172,376 Common Shares issuable upon conversion of 1,359.749 and 228.743 Preferred Shares held by Reservoir Partners and Reservoir Master Fund, respectively; 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners and Reservoir Master Fund, respectively; 5,000 restricted Common Shares and options exercisable within 60 days to purchase 3,332 Common Shares held by Reservoir Capital Group, L.L.C. ("Reservoir Group"); 128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Assumes conversion of all Preferred Shares beneficially owned by Reservoir Partners, Reservoir Master Fund, Reservoir Group and Reservoir Capital Management, L.L.C. ("Reservoir Management") to Common Shares at a conversion price of $13.27 per share.

2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z, SAB or RER.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                               RER Reinsurance Holdings, L.P.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Texas
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 1,773,123 (1)
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                          0
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SOLE DISPOSITIVE POWER
              PERSON
               WITH                              1,773,123 (1)
                                     ----------- ---------------------------------------------------------------------

                                          10     SHARED DISPOSITIVE POWER

                                                 0
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,773,123 (1)(2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.8%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              PN
------------- --------------------------------------------------------------------------------------------------------

1. Includes 764,077 Common Shares issuable upon conversion of 1,013.930 Preferred Shares and 1,009,046 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by RER Reinsurance Holdings, L.P. Assumes the conversion of all Preferred Shares beneficially owned by Reporting Person to Common Shares at a conversion price of $13.27.

2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z, Reservoir Partners, Reservoir Master Fund, Reservoir Group and Reservoir Management (collectively, "Reservoir") or SAB.


------------- --------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS.                                            Richard E. Rainwater
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
------------- --------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)                                                               (a)           /_/
                                                                                               (b)           /X/
------------- --------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- --------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS)                                               Not Applicable
------------- --------------------------------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                                                          /_/
------------- --------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   Texas
------------- --------------------------------------------------------------------------------------------------------
                                          7      SOLE VOTING POWER

                                                 0
                                     ----------- ---------------------------------------------------------------------
             NUMBER OF                    8      SOLE VOTING POWER
              SHARES
           BENEFICIALLY                          1,773,123 (1)
             OWNED BY                ----------- ---------------------------------------------------------------------
               EACH
             REPORTING                    9      SHARED VOTING POWER
              PERSON
               WITH                              0
                                     ----------- ---------------------------------------------------------------------

                                          10     SOLE DISPOSITIVE POWER

                                                 1,773,123 (1)
------------- --------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,773,123 (1)(2)
------------- --------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (SEE INSTRUCTIONS)                                                              /X/
------------- --------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.8%
------------- --------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
------------- --------------------------------------------------------------------------------------------------------

1. Includes 764,077 Common Shares issuable upon conversion of 1,013.930 Preferred Shares and 1,009,046 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by RER Reinsurance Holdings, L.P. Assumes the conversion of all Preferred Shares beneficially owned by Reporting Person to Common Shares at a conversion price of $13.27.

2. The Reporting Person disclaims beneficial ownership of all securities that may be owned or deemed owned by any of Capital Z, Reservoir, SAB or RER Reinsurance Holdings, L.P.

          This Amendment No. 3 amends the Statement on Schedule 13D, dated December 20, 2001, filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II and Capital Z L.P., the "Initial Capital Z Reporting Persons"), Reservoir Capital Master Fund, L.P. ("Reservoir Master Fund"), Reservoir Capital Partners, L.P. ("Reservoir Partners"), Reservoir Capital Group, L.L.C. ("Reservoir Group"), Reservoir Capital Management, L.L.C. ("Reservoir Management") and Reservoir Capital Associates, L.P. ("Reservoir Associates", and together with Reservoir Master Fund, Reservoir Partners, Reservoir Group and Reservoir Management, the "Initial Reservoir Reporting Persons") and Richard E. Rainwater ("Rainwater"), as amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, and Amendment No. 2 on Schedule 13D, filed on December 13, 2004, each filed by the Initial Capital Z Reporting Persons, the Initial Reservoir Reporting Persons and RER Reinsurance Holdings, Inc. ("RER") (as so amended, the "Initial Statement on Schedule 13D"). This Amendment is being filed by the Initial Reservoir Reporting Persons other than Reservoir Associates (the "Reservoir Reporting Persons"), RER and Rainwater (each, a "Reporting Person" and collectively, the "Reporting Persons"). Reservoir Associates was liquidated prior to the date of the event which required the filing of this statement and its assets were contributed to Reservoir Partners. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Initial Statement on
Schedule 13D.

          This Amendment No. 3 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by reflecting the sale of common shares, the acquisition of options to purchase common shares of PXRE Group Ltd. and the conversion of Convertible Voting Preferred Shares, par value $1.00 per share ("Preferred Shares") held by certain Reporting Persons into Convertible Common Shares ("Convertible Common Shares").

Item 4.   Purpose of Transaction.

          On March 31, 2005, mandatorily convertible Series A1 Convertible Voting Preferred Shares, Series B1 Convertible Voting Preferred Shares and Series C1 Convertible Voting Preferred Shares (the "Convertible Voting Preferred Shares") of PXRE Group, Ltd. (the "Company") were converted into Class A Convertible Voting Common Shares, Class B Convertible Voting Common Shares and Class C Convertible Voting Common Shares (the "Convertible Common Shares"). The conversion was effected based upon a conversion price of $13.27, which conversion price was agreed between the Company and holders of the Company's Convertible Voting Preferred Shares pursuant to a letter agreement dated as of March 31, 2005.

          Immediately prior to the conversion, Reservoir Partners and Reservoir Master Fund held 1,794.098 and 301.812 Series B1 Convertible Voting Preferred Shares, respectively, which converted into 1,353,197 and 227,642 Class B Convertible Common Shares, respectively, and RER held 1,337.815 Series C1 Convertible Voting Preferred Shares which converted into 1,009,046 Class C Convertible Common Shares. The Convertible Common Shares are convertible at a one-to-one ratio into the Company's Common Shares at any time by the holder.

          The Reporting Persons consummated the transactions described herein for investment purposes.

          The Reporting Persons intend to review continuously their respective positions in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Reservoir Reporting Persons also intend to continue to exercise their contractual right to nominate an individual for election to the Company's Board of Directors. RER also continues to have the contractual right to nominate an individual for election to the Board of Directors. Except as set forth in this Item 4, the Reporting Persons, neither individually or collectively, have any present plans or proposals that relate to or that would result in the occurrence of any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented by adding the following:

          (a) - (b)

          The information on the cover pages is incorporated herein by reference.

          Each Reporting Person disclaims beneficial ownership of all the Common Shares and Preferred Shares owned by each other Reporting Person. The Reporting Persons may be deemed to be part of a group together with SAB Capital Partners, L.P., SAB Capital Partners II, L.P., SAB Overseas Fund, Ltd., SAB Capital Advisors, L.L.C. (collectively, "SAB") and the Capital Z Reporting Persons and therefore be deemed to beneficially own the shares beneficially owned by SAB and the Capital Z Reporting Persons, but no Reporting Person affirms the existence of any such group. Based on information provided in the Company's latest publicly available reports and by members of such group, such group would beneficially own 12,700,198 Common Shares (SAB, 1,185,021 Common Shares; the Capital Z Reporting Persons, 6,805,478 Common Shares; Reservoir Reporting Persons, 2,936,576 Common Shares; RER and Rainwater, 1,773,123 Common Shares), which would represent 38.1% of the total outstanding Common Shares as of March 18, 2005, assuming conversion of all Preferred Shares held by such group at a conversion price of $13.27. The Reporting Persons disclaim any such beneficial ownership.

          Each Reservoir Reporting Person may, as a result of the transactions described herein, be deemed to beneficially own 2,936,576 Common Shares by virtue of Reservoir Partner's and Reservoir Master Fund's ownership of 1,024,679 and 172,376 Common Shares issuable upon conversion of 1,359.749 and
228.743 Preferred Shares held by Reservoir Partners and Reservoir Master Fund, respectively (assuming conversion of all Preferred Shares held by such persons at a conversion price of $13.27); 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners and Reservoir Master Fund, respectively; 5,000 restricted Common Shares and options exercisable within 60 days to purchase 3,222 Common Shares held by Reservoir Group; 128,495 Common Shares held by Reservoir Partners; and 21,855 Common Shares held by Reservoir Master Fund. Each of the Reservoir Reporting Persons has the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 12.4% of the outstanding total Common Shares, assuming conversion of all Preferred Shares held by the Reservoir Reporting Persons at a conversion price of $13.27. The percentage of voting rights represented by the shares held by the Reservoir Reporting Persons, assuming all holders of Preferred Shares cast their votes, would be, in the aggregate, approximately 8.8% of the total voting power of the Common Shares.

          All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on the 20,818,630 Common Shares outstanding as of March 18, 2005, and assuming that only those Preferred Shares with respect to the relevant person or group, as the case may be, are converted into Common Shares.

          The aggregate number of Common Shares represented by this Statement represents approximately 18.6% of the outstanding Common Shares, assuming conversion of all Preferred Shares held by the Reservoir Reporting Persons, RER and Rainwater at a conversion price of $13.27. The percentage of voting rights represented by the shares held by the Reservoir Reporting Persons, RER and Rainwater, assuming all holders of Preferred Shares cast their votes, would be, in the aggregate, 14.1% of the total voting power of the Common Shares.

          Pursuant to the terms of the Preferred Shares as set forth in
Section 7(d) of the Description of Stock, the conversion price of the Preferred Shares was adjusted as of March 31, 2005 to $13.27.

          Other than the transactions described above, the Reporting Persons have not effected any transactions in respect of the Common Shares or the Preferred Shares within the past 60 days.

          (d) None.

          (e) Not applicable.

Item 7.   Material to be Filed as Exhibits.

     1. Power of Attorney for Rainwater (incorporated by reference to the Power of Attorney filed with the SEC as Exhibit 6 to Amendment No. 4 to the Crescent Real Estate Equities Company Schedule 13D (SEC file No. 005-46150), filed on October 30, 2002).

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        Date: April 8, 2005




                          Reservoir Capital Group, L.L.C.

                          By:   /s/ Craig Huff
                             ---------------------------------------------
                             Craig Huff
                             President

                          Reservoir Capital Partners, L.P.
                          By: Reservoir Capital Group, L.L.C., its sole general
                              partner

                          By:   /s/ Craig Huff
                             ---------------------------------------------
                                Craig Huff
                                President

                          Reservoir Capital Master Fund, L.P.
                          By: Reservoir Capital Group, L.L.C., its sole general
                              partner

                          By:   /s/ Craig Huff
                             ---------------------------------------------
                                Craig Huff
                                President

                          Reservoir Capital Management, L.L.C.

                          By:   /s/ Craig Huff
                             ---------------------------------------------
                                Craig Huff
                                President

                          RER Reinsurance Holdings, L.P.

                          By:   /s/ Richard E. Rainwater by M. Parrish
                             ---------------------------------------------
                              Richard E. Rainwater, General Partner
                              Melissa Parrish
                              Attorney-in-Fact

                          Richard E. Rainwater

                          By:   /s/ Richard E. Rainwater by M. Parrish
                             ---------------------------------------------
                              Melissa Parrish
                              Attorney-in-Fact

                                 Exhibit Index

     1. Power of Attorney for Rainwater (incorporated by reference to the Power of Attorney filed with the SEC as Exhibit 6 to Amendment No. 4 to the Crescent Real Estate Equities Company (SEC file No. 005-46150), filed on October 30, 2002).